SECURE SOLAR CAPITAL LLC
a Virginia limited liability company

Regulation Crowdfunding 2019 Annual Report

First and Final Report
June 29, 2020

<u>**FIRST AND FINAL REPORT — SUMMARY**</u>

The Company offered unsecured subordinated debt obligations ("Notes") via crowdfunding on the open market through the Localstake portal, starting on October 4, 2019. The Company notified Localstake and on the Company's website that the Company terminated its offering effective January 31, 2020. A total of 13 debt investors participated in the crowdfund offering. No further investment activity will be conducted under this offering, other than fulfilling the obligations to current investors, detailed in this report. As such, this represents the first and final report on this crowdfunding. The following statements pertain to the Disclosure document that was published on the Localstake portal.

<u>**COMPANY RISKS**</u>

An investment in the Notes is speculative and involves a high degree of risk

An investment in the Company should not be made by persons unable to bear the risk of loss of their entire investment or by persons who may have a need for liquidity from their investment. In making an investment decision, you must rely on your examination of the Company and the terms of the Offering, including the merits and the risks involved. Like all investments, an investment in the Company involves the risk of the loss of capital, and the Notes should not be purchased by anyone who cannot afford the loss of his, her or its entire investment. Investors must be prepared to bear the economic risk of an investment in the Company for an indefinite period of time and be able to withstand a total loss of their investment. Investors are encouraged to consult their own investment or tax advisors, accountants, legal counsel, or other advisors to determine whether an investment in the Notes is appropriate.

Limited operating history

The Company was founded in February 2017, is an early stage company with no operating history upon which to evaluate its business and has generated no revenues to date. Two of the three initial solar projects (Hornet Solar and Ruckersville Solar II) were placed in service by end December 2019. However, the Company is not currently profitable. Although management of the Company currently anticipates that its business strategy will be successful, as it is modeled after the success of its parent company and Manager, Secure Futures, LLC, the Company may not be able to achieve the revenue growth in the coming years necessary to achieve profitability. The Company's prospects also must be considered in light of the risks and difficulties frequently encountered by startup companies in today's business environment. The Company may not be successful in addressing these risks, and the business strategy may not be successful.

Unpredictability of future revenues; Potential fluctuation in operating results

Because the Company has no operating history, the ability to forecast revenues is limited. The forecast is based on the experience of its parent company and Manager, Secure Futures, LLC. The Company's future financial performance and operating results may vary significantly from projected amounts and fluctuate substantially from quarter to quarter due to a number of factors, many of which are likely to be outside of the Company's control. These factors, each of which could adversely affect results of operations and future valuation, include:
- demand for the Company's products and services;
- introduction or enhancement of products and services by the Company and its competitors; actual capital expenditures required to bring the Company's products and services to market; market acceptance of new products and services of the Company and its competitors;

- price reductions by the Company or its competitors or changes in how products and services are priced;
- the amount and timing of operating costs and capital expenditures related to the development and expansion of the Company's business, operations and infrastructure;
- unexpected costs and delays relating to the expansion of operations;
- change in federal or state laws and regulations;
- timing and number of strategic relationships that are established;
- loss of key business partners; and
- fluctuations in general economic conditions

The projections of the Company's future operating costs are based upon assumptions as to future events and conditions, which the Company believes to be reasonable, but which are inherently uncertain and unpredictable. The Company's assumptions may prove to be incomplete or incorrect, and unanticipated events and circumstances may occur. Due to these uncertainties and the other risks outlined herein, the actual results of the Company's future operations can be expected to be different from those projected, and such differences may have a material adverse effect on the Company's prospects, business or financial condition. Any projections that were prepared or provided by the Company were not prepared with a view toward public disclosure or complying with the published guidelines of the American Institute of Certified Public Accountants or the Securities Exchange Commission regarding projected financial information. Under no circumstances should such information be construed to represent or predict that the Company is likely to achieve any particular results.

The Company's revenues are highly dependent on a limited number of customers

The Company will be highly dependent on revenues from a recurring portfolio of a limited number (currently estimated to be 5) of solar projects, with 100% of overall revenues being sourced from this group. Each year the Company will establish a new portfolio of projects, estimated to be in groupings of 5 or more solar projects. If sales to these customers were to decrease materially, or if any of the customers were no longer able to pay for the services being provided, the Company's revenues would be significantly impacted, the Company may not be able to replace such revenues, and the Company may be forced to terminate operations, thereby resulting in a complete loss of an investment.

Need to establish new and maintain existing customer relationships

The market for the Company's products and services is rapidly evolving. The Company is unable to predict whether its products and services will continue to satisfy new and existing customer demands or if they will be supplanted by new products and services. To date, the Company has developed limited customer relationships. The Company's efforts to market and sell its services could be significantly affected by competitive and technological developments. If this occurs and if the Company is unable to adapt quickly enough to the change, it may fail to develop additional customer relationships, and maintain those relationships, and its business, financial condition and results of operations could be materially adversely affected.

No assurances of sufficient financing; Additional capital Is required

Although the Company believes the proceeds of this Offering, along with other planned financings, will provide adequate funding to develop and successfully support its business plans, there can be no assurances that such funds will be adequate. If the Company's cash requirements exceed current expectations, the Company may need to raise additional equity or debt capital, beyond what is being sought with current efforts. There can be no assurance that adequate additional financing on acceptable terms will be available when needed. The unavailability of sufficient financing when needed would have a material adverse effect on the Company and could require the Company to terminate its operations. The Company is in the process of securing additional financing through a common stock offering in a subsidiary entity of up to $909,048 and a senior bank debt financing of up to $1,258,000 to provide necessary capital for planned capital expenditures related to the solar projects which are not covered under the Offering. The Company has already secured 50,000 in common stock equity, leaving a balance of $450,000 to reach the minimum target of $500,000 for the raise. The Company has secured the full amount of debt required for three solar projects. If the Company is unable to close these additional financings for the common stock offering on the terms and the timeline that is currently anticipated, the Company's financial and operational results may be adversely affected, and if the Company is left without sufficient capital, Investors could lose all, or a significant portion of, their investment.

Competition from other businesses

The Company will compete in a competitive market with several established and many others. The Company expects competition to increase in the future. If and when the Company expands the scope of its product and service offerings, it may compete with a greater number of companies across a wider range of products and services. Many of the Company's current competitors and potential new competitors may have longer operating histories, greater name recognition, larger client bases and significantly greater financial, technical and marketing resources than the Company. These advantages may allow them to respond more quickly to new or emerging technologies, changes in laws or regulations, and changes in client and/or user requirements. There can be no assurance that the Company will be able to compete successfully in its chosen markets and competitive pressures may materially and adversely affect the Company's business, prospects, financial condition and results of operations. Any significant success of the Company's competitors can damage relationships with its customers and service providers, diminish the Company's market share, and present significant obstacles to the further development of the Company.

Limited ability to protect intellectual property rights

The Company has applied for trademark protection of the term "Solar Bond". The Company will rely on intellectual property laws, which offer only limited protection. Competitors may infringe upon this trademark, and if the Company resorts to legal proceedings to enforce the Company's intellectual property rights, the proceedings could be burdensome and expensive and could involve a high degree of risk. Additionally, the Company may become subject to third-party claims that it infringed upon their proprietary rights or trademarks. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against the Company or the payment of damages by the Company.

Sufficient insurance coverage

The cost of insurance policies maintained by the Company to protect the Company's business and assets could increase in the future. In addition, some types of losses, such as losses resulting from natural disasters, generally are not insured because they are uninsurable or it is not economically practical to obtain insurance to cover them. Moreover, insurers recently have become more reluctant to insure against these types of events. Should an uninsured loss or a loss in excess of insured limits occur, this could have a material adverse effect on the Company's business, results of operations and financial condition.

Control of the Company

The Company is managed entirely by the managers and officers of Secure Futures, LLC, as Manager of the Company. The Manager will have sole management authority over the business of the Company, regardless of the opposition of Investors to pursue an alternate course of action. Investors will not become members of the Company and shall have no voting, dividend, minority ownership rights, or other rights or status as a member of the Company as a result of his, her or its investment. Investors will have no right to vote with respect to the management or to participate in any decision regarding management of the Company's business.

Continuity of the manager

The Company relies exclusively on the expertise and experience of the Manager as the sole manager of the Company. The loss of the management team of the Manager, whether by death, disability, or through some other cause, could materially and adversely affect the development of the solar projects, and the Company's business, financial condition, and operations. There can be no assurance that the Company would be able to attract additional qualified managers. The failure to attract and retain a successor manager could materially and adversely affect the Company's business, financial condition and results of operations.

Reliance on key management employees and future personnel

The success of the Company is dependent on the efforts of a limited number of key people who are the full-time managers and Officers of its Manager, Secure Futures, LLC. The loss of key personnel could have a serious adverse effect on the Company's prospects, business, operating results, and financial condition. The Company has not made plans to purchase key person life insurance, as that key man insurance is covered through Secure Futures, LLC.

Employees or related third parties may engage in misconduct or other improper activities

The Company is exposed to the risk that employee fraud or other misconduct could occur. Misconduct by employees could include misappropriation of trade secrets or other intellectual property or proprietary information of the Company or other persons or entities and failing to disclose unauthorized activities. It is not always possible to deter or detect employee misconduct, and the precautions taken to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses. The misconduct of one or more of the Company's employees or key third party partners may have a material adverse effect on the Company's business, results of operations, prospects, and financial condition.

The Company is obligated to indemnify its management

Secure Futures, LLC, as Manager of the Company, owe certain duties to the Company they serve in connection with the use of its assets. The Manager is the fiduciary, and as such is under obligations of trust and confidence to the Company and owners to act in good faith and for the interest of the Company and its owners, with due care and diligence. Notwithstanding the foregoing, the Company is obligated to indemnify the Manager of the Company for actions or omissions to act by the Manager of the Company on behalf of the Company that are authorized under the organizational documents of the Company. In addition, the Manager may be entitled to advancement of expenses they may incur associated with or in defense of charges, claims or legal action arising from such person's position as a manager of the Company, which could result in a decrease in the assets available for Investors in certain circumstances. The assets of the Company will be available to satisfy these indemnification obligations. Such obligations will survive dissolution of the Company. There are very limited circumstances under which the management of the Company can be held liable to the Company. Accordingly, it may be very difficult for the Company or any Investor to pursue any form of action against the management of the Company.

No audited financial statements

The Company has not yet sought to have its financial information audited by an independent certified public accountant and there is no assurance that it will do so in the future. All financial information provided in the Offering Materials has been prepared by the Company's management team and has been reviewed, but not audited, by an independent accounting firm.

The taxable classification of the Company could be challenged by the IRS

The availability of certain tax benefits of investing in the Company depends upon the classification of the Company as a limited liability company taxable as a partnership, rather than as an "association taxable as a corporation" for federal income tax purposes. The IRS may, on audit, determine that for tax purposes the Company is an association taxable as a corporation, which would result in adverse consequences to the investors and the Company.

Regulatory environment and changes may adversely affect the Company

The Company operates in a highly regulated environment, and is subject to a comprehensive statutory and regulatory regime as well as oversight by governmental agencies and self-regulatory organizations. Federal and state laws, regulations and policies concerning the Company's industry may heavily influence the market for the Company's services. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and reputational damage, which could have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company will have policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur. If violations do occur, they could damage the Company's reputation and increase its legal and compliance costs, and ultimately adversely impact the Company's results of operations. Laws, regulations or policies currently affecting the Company may change at any time. Regulatory authorities may also change their interpretation of these statutes and regulations. Therefore, the Company's business may also be adversely affected by future changes in laws, regulations, policies or interpretations or regulatory approaches to compliance and enforcement. A change in the current regulatory environment could make it more difficult or costly for the Company to operate as currently anticipated. The Company cannot predict how changes in regulation or other industry changes will affect the market for the Company's product and service offerings.

Reliance on third parties for solar panels

The Company will rely on various third parties for its solar panels. These third parties may become unable to or refuse to continue to provide these solar panels on commercially reasonable terms consistent with the Company's business practices, or otherwise discontinue a service important for the Company to continue to operate under normal conditions. If the Company fails to replace these solar panels in a timely manner or on commercially reasonable terms, the operating results and financial condition of the Company could be harmed. In addition, the Company exercises limited control over third-party vendors, which increases vulnerability to problems with solar panels those vendors provide. If the solar panels of the third parties were to fail to perform as expected, it could subject the Company to potential liability, adversely affect renewal rates, and have an adverse effect on the Company's financial condition and results of operations.
.
The Company may be required to hold certain licenses and permits

The Company operates in a highly regulated industry. For each solar project, the Company must receive various approvals and permits. If the Company is unable to secure the necessary permits, its financial and operational results may be adversely affected. In addition, the violation of the requirements associated with the provision of these permits could result in fines, a cease and desist order against the subject operations or even revocation or suspension of the Company's permit to operate the solar project.

Failure to maintain current lease

The Company has entered into a lease agreement for its operating location, which expires annually at the end of August. The Company believes it has entered into a lease agreement under market terms and will be able to comply with the terms of the lease including making monthly rent payments. Should the Company fail to comply with the terms of the lease, it will need to renegotiate more favorable terms with the owner of the building. If the Company is unable to comply with the terms of the lease, renegotiate more favorable terms or renew the lease upon expiration, the Company will need to find a suitable replacement location with a reasonable lease cost. Failure to find a suitable replacement location in this situation may have an adverse material effect on the Company's operational and financial performance.

SECURITY RELATED RISKS

The Company anticipates borrowing additional debt senior to the Notes

While the rights of the Notes being offered would not be materially limited, diluted or qualified by the rights of any other class of security issued by the Company, the Company requires additional capital of $1,258,000, currently anticipated to be obtained through senior bank debt, which may effect its ability to service the obligations under the Notes. The Company has secured loans from City National Bank (the "Senior Lender") for three of the five anticipated solar projects, totaling $637,670 (the "Senior Loans"). Any Senior Loans documents will likely contain various representations, covenants (affirmative and negative) and other provisions. Such restrictions, while relatively common in today's real estate financing market, increase the risks of an investment in the Company. If the Company fails to satisfy the covenants, the Senior Lender may declare the Senior Loan in default, in which case, Investors could lose their entire investment in the Company. In addition, if the Company's gross proceeds from this Offering and the Senior Loan do not cover the estimated project costs for the solar projects, completion of the project may be delayed indefinitely, jeopardizing the Company's ability to repay investor obligations under the Notes.

No market; Lack of liquidity

There currently is no public or other trading market for the Notes being offered or any other securities of the Company and there can be no assurance that any market may ever exist for the Notes being offered or any other securities of the Company. If a public market does develop, factors such as competitors' announcements about performance, failure to meet securities analysts' expectations, changes in laws, government regulatory action, and market conditions for the industry in which the Company operates in general could harm the price of the Company's publicly traded securities. The Company has no obligation to register the Notes being offered or any other securities under the Securities Act or any state securities laws. Investors should be prepared to hold their Notes for an indefinite period.

The terms of the Notes may be amended without the consent of the Investor

Any term of the Notes may be amended or waived with the written consent of the Company, the Administrative Agent and the Investor. In addition, any term of the Notes may be amended or waived with the written consent of the Company, the Administrative Agent and Investors holding at least fifty percent (50%) of the outstanding principal amount of all Notes issued. Such an amendment would be effective to, and binding against all Investors in the Notes. As such, the Investor should be aware that it is possible for the Notes to be amended without their consent.

Restrictions on transferability

The Notes offered by the Company have not been registered under the Securities Act, nor any applicable state securities laws, in reliance on the exemption from registration in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (Section 227.100 et seq.). As a result, the Notes are subject to restrictions on transferability and resale and may not be transferred or resold by any Investor in the Notes during the one-year period beginning when the Notes were issued, unless the Notes are transferred (i) to the Company; (ii) to an Accredited Investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. The term "member of the family of the Investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother- in-law, or sister-in-law of the Investor, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. In addition, there is no market for the Notes being offered and the Company does not expect that any market will be developed in the foreseeable future.

Investors may not receive a return of their investment amounts and there is no guarantee of return

Investors will be entitled to receive a return on their investment only through the Notes and the interest and principal payments thereunder. The only source of funds for the repayment of the Investors' investment amounts and a return on such investment amounts is the Company's operations. The return to Investors and the future value of the investment will depend on a number of factors which cannot be predicted at this time and which may be beyond the control of the Company. These include the general, local, and industry-related economic conditions. In the event that the Company does not generate sufficient revenues from operations, the Investors may not receive any return at all and may lose a substantial portion (or possibly all) of their investment amounts. Neither the Company nor the Placement Agent makes any representations or warranties with respect to any return on an investment in the Company. There can be no assurance that an Investor will receive any return on an investment in the Company or realize any profits on such Investor's investment in the Company.

Investors will not become members of the Company

Investors will not become members of the Company and shall have no rights to share in the Company's net assets (other than pursuant to their Notes), cash flow, or net income, and shall have no voting or dividend rights, as a result of his, her or its investment. As such, corporate actions such as additional issuances of securities or repurchases of securities would not be expected to have a material impact on the Investors. However, in a sale of the Company, the full principal amount of the Notes, along with any accrued, but unpaid, interest will immediately become due and payable to the Investors.

The obligations of the Company under the Notes will be unsecured obligations

The Company's obligations under the Notes will be unsecured obligations. Therefore, upon the occurrence of an event of default under the Notes, an Investor will have no recourse against the assets of the

Company and rights that the Investor may have under the Notes will be subordinate and inferior to the Company's other creditors at such time, if any.

Disputes may be resolved only through mandatory binding arbitration

The Notes provide that any claims or disputes between the Investor and the Company and its affiliates and agents (including the Placement Agent) must be resolved by confidential mandatory binding arbitration before a private dispute resolution service and forum provider. Investors will not have a right to litigate claims through a trial, and will be required to knowingly and voluntarily waive their rights to litigate any claims in a court.

Investors are required to indemnify and reimburse the Administrative Agent; There will be little or no recourse against the Administrative Agent.

As a condition of agreeing to the terms of the Notes, the Investor has agreed to indemnify and reimburse the Administrative Agent, ratably from and against any and all actual liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever (other than those expenses and costs to be borne by the Administrative Agent in the ordinary course of its or its agents' fulfillment of administrative agent services), which may be imposed on, incurred by, or asserted against the Administrative Agent in any way relating to or arising out of the Notes or any action taken or omitted under the Notes, provided that the Investor shall not be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Administrative Agent's gross negligence or willful misconduct.

Investors are reliant on the Administrative Agent for servicing and collections

The Investors will not be able to pursue collection against the Company themselves. If the Administrative Agent were to become subject to a bankruptcy or similar proceeding or were to otherwise become unable to perform its duties under the Notes, enforcement of Investors' rights could be uncertain, recovery of funds due on the Notes may be substantially delayed, and any funds recovered may be substantially less than the amounts due or to become due on the Notes. There is no provision in the Notes for a party to replace the Administrative Agent.

Taxes

No analysis has been done of potential federal, state or local tax consequences

Investors should consider potential federal, state and local tax consequences of an investment in the Notes and they are urged to consult their own tax advisor to determine the federal, state and local income tax consequences of acquiring, owning, and disposing of, the Notes. Depending upon applicable state and local laws, tax benefits that are available for federal income tax purposes may not be available to Investors for state and local income tax purposes. The Offering Materials make no attempt to summarize the federal, state and local tax consequences to potential investors.

CAPITALIZATION AND PREVIOUS SECURITIES OFFERINGS

Capitalization of the Company

The startup costs of the Company were paid for by capital contributions by the Manager. The Company has two classes of membership: Class A and Class B. Class A Membership Interests carry two votes per interest and Class B Membership Interests carry one vote per interest. The Manager is the only Class A Member. Class B Members will consist of employee and partner co-owners of the Manager. Each class will participate pro rata in any distributions based on their ownership percentage. Anthony E. Smith is the only individual with greater than 20% ownership of the Manager.

Equity Investor	% of Total Investment	$ Invested	Economic Units	Voting Rights
Secure Futures LLC	43.5%	$111,726	111,726	2
	18.7%	$50,000	50,000	1.03
	19.5%	$48,000	48,000	1
	3.9%	$10,000	10,000	0.21
	3.9%	$10,000	10,000	0.21
	2.3%	$6,000	6,000	0.12
	2.3%	$6,000	6,000	0.12
	1.9%	$5,000	5,000	0.1
	1.9%	$5,000	5,000	0.1
	0.8%	$2,000	2,000	0.04
	0.8%	$2,000	2,000	0.04
	0.5%	$1,250	1,250	0.03
Sub-total equity investors	100.0%	$256,976	256,976	5
Crowdfunding Note-holders				
		$10,000	0	0
		$10,000	0	0
		$22,000	0	0
		$20,000	0	0
		$10,000	0	0
		$10,000	0	0
		$5,000	0	0
		$5,000	0	0
		$5,000	0	0
		$5,000	0	0
		$1,000	0	0
		$2,500	0	0
		$1,000	0	0
		$106,500	0	0

Indebtedness of the Company

The Company does not carry any existing debt. Please review the applicable disclosures related to other planned debt financings for additional details.

Previous securities offerings of the Company

The Company has not previously raised outside capital through a securities offering, however the Company is currently pursuing a Class B common stock offering for its subsidiary, Secure Solar HoldCo 2019 LLC, raising up to $909,048.

DIRECTORS AND OFFICERS OF THE COMPANY

Principal/Director Name: Anthony E. Smith
Dates of Service: February 2004 to Present

Title: CEO and President

Responsibilities: Business development management Other Experience

Employer: Anthony Smith & Associates

Dates of Service: 1978 to Present (In 2011, Anthony Smith & Associates became a multi-member company, with 99.9% ownership by Secure Futures, LLC and 0.1% ownership by Anthony Smith)

Employer's Principal Business: Manages Secure Futures, LLC, consultant

Title: Principal

Responsibilities: Business development and management

Principal/Director Name: Margaret Davison
Dates of Service: June 2015 to Present

Title: COO, Administrative Officer

Responsibilities: Administrative and operations management

Principal/Director Name: Hugh Stoll
Dates of Service: June 2010 to Present

Title: CTO

Responsibilities: Chief Technology Officer, operations, maintenance, diagnostic troubleshooting, automation for solar systems

RELATED PARTIES

Related party participation in the Offering

Any securities subscribed for by managers or affiliates of the Company (or their affiliates or related persons thereof) will not be counted in determining whether the Minimum Offering Amount has been raised in the Offering. At the commencement of this Offering, the managers of the Company have pledged to participate in the Offering, investing up to $25,000 in Solar Bonds, and up to $100,000 in the common stock offering of the subsidiary of the Company, as described herein.

Financial liabilities relating to entities under common control

The Company is under common control with an affiliated entity, Secure Futures LLC (the "Affiliate"). The Affiliate carries existing debt for which Uniform Commercial Code filing(s) (a legal form that a creditor files to give notice that it has or may have an interest in the property of the Company) have been made. Although the

Company believes it has organized itself and will operate in a manner that is intended to prevent it from being substantively consolidated with the Affiliate in the event of the Affiliate's bankruptcy, if the Affiliate became subject to a bankruptcy or similar proceeding and the Company were substantively consolidated with the Affiliate, Investors would face the risks of (i) payment delays, (ii) uncollectability of interest accrued during the bankruptcy proceeding, (iii) reallocation of Note payments to creditors other than the Investors and (iv) the inability of Investors to access funds. A further risk exists that the court overseeing the proceeding would determine that the Affiliate creditors have perfected security interests or unsecured claims that are senior or of equal rank to those of the Company's creditors (including the Investors). Any such court determination could materially reduce the amount of funds available to the Company to make payments on the Notes (perhaps to zero). In addition, the Administrative Agent could be required in any such proceeding to obtain court approval to transfer its duties as administrator to a successor administrator or could be otherwise delayed in effecting such transfer.

RELATED PARTY TRANSACTIONS

The Company has entered into one transaction with a related party (an existing partner of the Manager) during 2019, an equity capital contribution of $50,000 in exchange for Class B Membership Interests of the Company as described above. Investors should be aware that the Company's management has the sole authority to enter into transactions with related parties that could increase the indebtedness of the Company or create conflicts of interest associated with the operations of the Company, which could have a materially adverse effect on the Company's operations. A summary of the transactions that have occurred between related parties is provided below.

Related Parties of Secure Solar Capital

Equity Investor	% of Total Investment	$ Invested	Economic Units	Voting Rights
███████████████	43.5%	$111,726	111,726	2
███████████████	18.7%	$50,000	50,000	1.03
███████████████	19.5%	$48,000	48,000	1
███████████████	3.9%	$10,000	10,000	0.21
███████████████	3.9%	$10,000	10,000	0.21
███████████████	2.3%	$6,000	6,000	0.12
███████████████	2.3%	$6,000	6,000	0.12
███████████████	1.9%	$5,000	5,000	0.1
███████████████	1.9%	$5,000	5,000	0.1
███████████████	0.8%	$2,000	2,000	0.04
███████████████	0.8%	$2,000	2,000	0.04
███████████████	0.5%	$1,250	1,250	0.03
Sub-total equity investors	100.0%	$256,976	256,976	5
Crowdfunding Note-holders				
███████████████		$10,000	0	0
███████████████		$10,000	0	0
███████████████		$1,000	0	0
		$21,000	0	0

Investors should be aware that the Company's management has the sole authority to enter into transactions with related parties that could increase the indebtedness of the Company or create conflicts of interest associated with the operations of the Company, which could have a materially adverse affect on the Company's operations.

PENDING LITIGATION

Although management is unaware of any threatened or pending litigation against the Company or management, there can be no assurance that future claims will not be asserted and that, even if without merit, the cost to defend against such claims would not be significant, thus having a material adverse effect on the Company's business, financial condition and results of operations. The Company has never filed any lawsuit against any other person or entity, or been the subject of a lawsuit. Additionally, to the best of the knowledge of the management of the Company, the Company is up to date and in compliance with the ongoing reporting requirements of §227.202.

COMPANY'S FINANCIAL CONDITION

Material changes, trends or events

Material changes: The Company is managed by Secure Futures, LLC ("Manager"). A number of employees, predominantly technical staff, voluntarily resigned from Secure Futures in mid-February to form their own company. Several of these employees are also investors in the Company. They continue to participate as co-owners of the Company, although now as passive investors. The Manager has since outsourced its technical requirements with GOT Electric, a fully staffed Engineering, Procurement and Contracting company, with principal offices in Gaithersburg, MD and its Virginia Operations office in Harrisonburg, VA. The net effect is that there has been, if anything, an enhancement to Secure Futures' technical capabilities, and at lower cost.

Trends: The solar market continues to grow at a rapid pace, although perhaps at a lower pace than in 2019, due to the COVID-19 reduction in labor, supplies, and investment capital. None of these trends affect the investments made in the solar projects financed in 2019, as these projects remain fully operational, and the offtakers (i.e., Shenandoah University, Eastern Mennonite School, and the Insurance Institute for Highway Safety) remain fully operational.

Events: In January 2020, we closed the crowdfunding efforts for the Company. Subsequently, the onset of the COVID-19 pandemic event, and the disruption to the larger economy, confirms our decision to no longer seek future investment through this Company.

Liquidity: As shown in the accompanying financial statement, the Company remained highly liquid with a liquidity ratio greater than 15:1 at the end of the 2019 fiscal year. Nearly all of those cash assets were deployed to pay for the capital costs of the solar installations. Each of the solar customers has prepaid one year in advance. The operating costs for the Company are more than sufficiently covered by the PPA income from the projects.

Capital Resources: The Company is fully backed by the equity owners, including Secure Futures, LLC, in accordance with the Operating Agreement.

Historical results and cash flows and what investors should expect: The historical results to date are fully in accordance with projections.

Other available sources of capital: As one of the co-investors in the Company, Secure Futures, LLC fully backs this Company.

SECURE SOLAR CAPITAL LLC

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

These financials for Secure Solar Capital have been
prepared by Kris McMackin CPA PC and are certified by:



Anthony E. Smith
CEO/Manager

5/21/2020

Kris McMackin CPA PC
PO Box 778
Staunton, VA 24402
540-885-5775

Accountant's Compilation Report

To the Members
Secure Solar Capital LLC
Staunton VA 24401

   Management is responsible for the accompanying financial statements of Secure Solar Capital LLC (a Virginia Limited Liability Company further referred to as "the Company"), which comprise the statements of assets, liabilities and member's equity – income tax basis as of December 31, 2019, and the related statements of revenues and expenses – income tax basis for the year ended December 31, 2019, and for determining that the tax basis of accounting is an acceptable financial reporting framework. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants (AICPA). We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

   The financial statements are prepared in accordance with the income tax basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

   Management has elected to omit substantially all of the disclosures ordinarily included in financial statements prepared in accordance with the income tax basis of accounting. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Company's assets, liabilities, equity, revenues, expenses and cash flows. Accordingly, the financial statements are not designed for those who are not informed about such matters.

May 20, 2020

Secure Solar Capital
STATEMENT OF ASSETS, LIABILITIES AND EQUITY - Tax Basis
As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Checking/Savings	
Cash and Cash Equivalents	
City Natl Bank	316,511.97
Total Cash and Cash Equivalents	316,511.97
Total Checking/Savings	316,511.97
Total Current Assets	316,511.97
Other Current Assets	
Accounts Receivable	38,308.00
Notes Receivable - Solar Bonds	0.00
Total Fixed Assets	38,308.00
Fixed Assets	
Accumulated Depreciation	-1,192,167.00
Solar Array Phase II and III	1,245,964.12
1635 · Solar Array Phase II and III	0.00
Total Fixed Assets	1,245,964.12
Other Assets	
Total Investment in SMLLC's	0.00
Total Other Assets	0.00
TOTAL ASSETS	**1,600,784.09**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable - Other	224,110.00
Total Accounts Payable	224,110.00
Other Current Liabilities	
Customer Deposits	2,500.00
2100 · Current Portion of LT Debt	
2100 · Current Portion of LT Debt - Other	18,238.42
Total 2100 · Current Portion of LT Debt	18,238.42
Total Other Current Liabilities	20,738.42
Total Current Liabilities	20,738.42
Long Term Liabilities	
2401 · Notes Payable - Long Term	
2410 · Prepaid Solar PPA/CSGA	226,699.00
2415 · N/P City Nat'l	737,261.58
2420 · Solar Bonds	106,500.00
Total 2401 · Notes Payable - Long Term	1,070,460.58
Total Long Term Liabilities	1,070,460.58
Total Liabilities	1,315,309.00
Equity	
3900 · Capital	877,760.82
Net Income	-592,385.73
Total Equity	285,475.09
TOTAL LIABILITIES & EQUITY	**1,600,784.09**

Secure Solar Capital
STATEMENT OF REVENUES AND EXPENSES - Tax Basis
4 Quarters Ended December 31, 2019

	TOTAL
Ordinary Income/Expense	
Income - Recognized PPACSGA Income	6,867.00
Expense	
Computer and Internet Expenses	
Computer and Internet Expenses - Other	1,929.90
Total Computer and Internet Expenses	1,929.90
Depreciation Expense	1,192,167.00
Developers Fee Expense	0.00
Professional Fees	
Business Development Costs	15,282.83
Insurance Expense	38.00
Legal Fees	3,769.00
Total Professional Fees	19,089.83
6040 · Bank Service Charges	15.00
6185 · Developers Fee Expense	0.00
6740 · Taxes and licenses	406.00
Total Expense	1,213,607.73
Net Ordinary Income	-1,206,740.73
Other Income/Expense	
Other Income	
7015 · Other Income	614,355.00
Total Other Income	614,355.00
Other Expense	
Total Other Expense	0.00
Net Other Income	614,355.00
Net Income	**-592,385.73**